UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number 000-23288

SILICOM LTD.

(Translation of Registrant’s name into English)

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On April 30, 2026, the Registrant issued a press release announcing the Registrant's first quarter 2026 financial results. Attached hereto are the following exhibits:

Exhibit 99.1 Press Release

The US GAAP information set forth on the Consolidated Balance Sheet and Consolidated Statement of Operations in the financial tables on Pages 5 and 6 of Exhibit 99.1 is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: April 30, 2026	By	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer